September 13, 2011

Via EDGAR

Larry Spirgel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Spirgel:

Re:  Lifetech Industries, Inc. (the “Company”)
        Registration Statement on Form S-1
        Filed August 01, 2011
        File No. 333-175941

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.

Please revise your disclosure to identify your selling shareholders as underwriters.  We note your disclosure on page 14 stating that the selling shareholders “may be deemed underwriters.”  We believe that because your company is a shell company any selling shareholders reselling their shares in a registered offering are considered underwriters.  Please reference SEC Release 33-8869 (2007).  That Release makes clear that Rule 144 is not available for the resale of Securities initially issued by shell companies.  This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resale until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months.  Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities.  Because the offering is deemed to be an indirect primary by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering.  Please revise.

ANSWER:  The disclosure has been revised to state that the selling shareholders are deemed to be underwriters.

2.

Confirm that Mr. Chung has no plans or intentions to merge his company with an operating company.

ANSWER:  I confirm that I have no intention to merge the Company with an operating company.

Prospectus Cover Page

3.

Prominently identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares.

ANSWER:  We have added the following disclosure:

“The absence of a public market for our common stock makes our shares highly illiquid.  It will be difficult to sell the common stock of our company.”

And:

“We are currently in the development stage and have nominal operations and minimal assets, which makes us a “shell company” as defined in Rule 12b-2 of the Exchange Act, as amended.”

Prospectus Summary, page 5

4.

Revise your disclosure to discuss why the company is becoming a reporting company in light of your disclosure that the proceeds from the underlying Regulation S offering did not result in funds necessary to begin business operations, pay the costs of the offering and meet the costs of legal reporting requirements.

ANSWER:  We have added the following disclosure:

We are endeavoring to be a reporting company with the SEC as we believe doing so will provide us with greater opportunities to access and acquire the additional capital that we require for our growth and to further implement our business plan.  In addition, becoming a reporting issuer may provide us with more financing alternatives, due to the transparency provided by the public reporting requirements.

The Offering, page 5

5.

On page 11 under the heading “Selling Shareholders” you state that this prospectus also covers the registration of 1,000,000 shares in a primary offering.  Please correct this error.  Please also update the disclosure on page 15 to reflect 50 million shares outstanding.

ANSWER:  The error has been corrected and the disclosure updated.

Sales Pursuant to Rule 144, page 14

6.

Expand to discuss the restrictions imposed upon resales pursuant to Rule 144 that apply due to the company being classified as a shell company.  See Rule 144(i).

ANSWER:  We have added the following disclosure:

Currently, we are a “shell company” as defined in Rule 12b-2 of the Exchange Act, as amended and Rule 144 is not available for the resale of securities issued by any issuer that is or has been at any time previously a shell company unless the following conditions have been met:

•

the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•

the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•

at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

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Description of Business, page 16

Business, page 17

7.

In the last sentence of the first paragraph in this section you state that there are many professional men and women that “need a more local day spa to visit.”  Please revise this section to provide the underlying basis for this belief.

ANSWER:  We have added the following disclosure:

According to the 2010 Census, La Crescenta-Montrose, California has population of 19,653 with average household income of $82,693.  Over 55% of the population is between the ages of 25 to 64.  As well, La Canada, California has a population of 20,381 (2010 Census) with average household income of $148,996.  Over 51% of the population is between the ages of 25 to 64.  With over 40,000 people living in both cities and over 20,000 of them over the age of 25, we believe that the 16 day spas that are currently in business in the local neighborhoods is not enough to meet the current demand.

Core Product Offerings, page 17

8.

Please revise this section to briefly elaborate on the meaning of “membership” product offerings.

ANSWER:  We have added the following:

(we will offer our clients a membership card for a one-time fee – this will give them discounts on our products and services as well as add them to our email list and newsletters which will offer tips and advice and additional discounts on services we offer.)

Market Research, page 17

9.

In the second paragraph of this section you state that “celebrity sells”.  Please revise this section to discuss how the concept of linking “celebrity hot spots” to spas is specifically relevant to your business plan, location or other planned operations.

ANSWER:  We have added the following disclosure:

The words “Beauty” and “Celebrities” have always been linked together throughout time.  When potential clients hear that celebrities are going to our day spa to get their beauty treatments it will not only bring us creditably but also more public awareness of our spa operations.

10.

We note your source references to Diagonal Reports from 2005 and the International Spa Association.  Please tell us whether this information is publicly available.  If not, please file relevant consents as exhibits.

ANSWER:  Yes, this information is publically available.

Plan of Operations, page 28

11.

We note your estimate of minimum financing necessary to open a retail spa provides only for financing of spa plant and equipment.  Expand the discussion of your plan of operations to address your consideration of the working capital and liquidity requirements for the start up of your spa operations.

ANSWER:  We have added the following disclosure:

In terms of costs for staff salaries, we intend to negotiate with our staff to pay a portion of their salaries with stock and stock options instead of cash.  This will greatly enhance our ability to use our limited working capital on other areas of the business.  We also intend to pursue additional equity financing from private investors or possibly a registered public offering in order to raise additional funds for working capital although there is no guarantee that we will be successful in raising any additional working capital.

     Please contact me if you require further information.

Yours truly,

Lifetech Industries, Inc.

Per: /s/ Benjamin Chung

Benjamin Chung

     President & Chief Executive Officer

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